Filed by Eldorado Gold Corporation
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company:   Frontier Pacific Mining Corporation
Commission File No.: 132-02644
Date: April 29, 2008

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Eldorado Gold Corporation (the “Company”)

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, BC V6C 2B5

ITEM 2.	Date of Material Change

April 18, 2008

ITEM 3.	News Release

The Company issued a press release on April 21, 2008 at Vancouver, British Columbia. The press release was published on SEDAR and EDGAR and disseminated via Marketwire on the same day and is attached as Schedule “A”.

ITEM 4.	Summary of Material Change

The Company announced that it intends to make an offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation (“Frontier”).

ITEM 5.	Full Description of Material Change

The Company announced that it intends to make an offer to acquire all of the outstanding shares of Frontier. Frontier owns the Perama Hill gold project in Northeastern Greece. The proposed transaction is valued at approximately C$148 million (or C$157 million on a fully diluted basis).

Frontier shareholders will receive 0.122 of a Company common share for every common share of Frontier. Based on the closing prices of both companies on Friday, April 18, 2008, the transaction values each Frontier share at C$0.90 and represents a premium of 28.6% to Frontier shareholders.

On April 18, 2008, the Company made a proposal to Frontier that contemplates a friendly transaction. In the event that a consensual transaction cannot be reached the Company will take its proposal directly to Frontier’s shareholders by commencing a takeover bid to acquire 100% of the outstanding shares of Frontier.

The Company has executed a lock-up agreement with Frontier’s largest shareholder Dundee Precious Metals, Inc. (“Dundee”), under which Dundee has agreed to tender 41,942,800 shares, or approximately 25.5% of Frontier’s outstanding common shares, pursuant to the proposed take-over bid of Frontier by the Company.

ITEM 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Name:	Dawn L. Moss, Corporate Secretary
Telephone:	(604) 687-6655
ITEM 9.	Date of Report

April 28, 2008

SCHEDULE “A”

NEWS RELEASE	ELD No. 08-08
TSX: ELD	AMEX: EGO	April 21, 2008

ELDORADO ANNOUNCES OFFER FOR FRONTIER PACIFIC MINING CORPORATION

FRONTIER PACIFIC MINING CORPORATION'S LARGEST SHAREHOLDER

DUNDEE PRECIOUS METALS INC., AGREES TO TENDER UNDER LOCK-UP

VANCOUVER, BC – Eldorado Gold Corporation announced today that it intends to make an offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation (TSX-V: FRP ). Frontier Pacific owns the Perama Hill gold project in Northeastern Greece. This acquisition will accelerate Eldorado’s growth strategy and strengthen its competitive position in Southeastern Europe. The proposed transaction is valued at approximately C$148 million (or C$157 million on a fully diluted basis).

Frontier Pacific shareholders will receive 0.122 of an Eldorado common share for every common share of Frontier Pacific. Based on the closing prices of both companies on Friday, April 18, 2008, the transaction values each Frontier Pacific share at C$0.90 and represents a premium of 28.6% to Frontier Pacific shareholders.

“I am confident of the value that this combination can deliver to both Frontier Pacific and Eldorado shareholders. Perama Hill will contribute significantly to our growth strategy in the Aegean region.” said Paul Wright, Eldorado’s President and Chief Executive Officer, “Frontier Pacific shareholders will receive a significant premium offer for their shares and immediate exposure to our high quality operating mines and growth projects. Eldorado brings a dedicated team with a proven track record of successfully permitting, developing and operating mines and possesses the financial and technical strength to ensure the timely and effective development of the Perama Hill gold project.”

Eldorado has engaged in various discussions with Frontier Pacific over the past several years and on April 18, 2008, Eldorado made a further proposal to Frontier Pacific that contemplates a friendly transaction. Eldorado’s consistent belief has been that a combination of our two companies represents the most strategic and complimentary opportunity for Frontier Pacific to advance its Perama Hill gold project, benefit the communities in the vicinity of the project in Northeastern Greece, and capitalize on other opportunities within the Aegean region. In the event that a consensual transaction cannot be reached, which is clearly Eldorado’s desire, Eldorado will take its proposal directly to Frontier Pacific’s shareholders by commencing a takeover bid to acquire 100% of the outstanding shares of Frontier Pacific.

Lock-Up

Eldorado has executed a lock-up agreement with Frontier Pacific’s largest shareholder Dundee Precious Metals, Inc., under which Dundee has agreed to tender 41,942,800 shares, or approximately 25.5% of Frontier Pacific’s outstanding common shares, pursuant to the proposed take-over bid of Frontier Pacific by Eldorado.

For Frontier Pacific shareholders, the offer represents:

•

A substantial premium offer of C$0.90 per Frontier Pacific common share. The offer represents a premium of 28.6% based on the closing prices of both companies’ shares on the TSX and TSX-V on April 18, 2008 and a premium of 35.5% based on the 10-day volume-weighted average share prices of both companies on the TSX and TSX-V;

•	significantly enhanced liquidity for Frontier Pacific’s shareholders in the form of Eldorado shares;
•	elimination of the existing “market overhang” from Frontier Pacific’s largest shareholder;
•	participation in a high quality, high growth gold producer with low cost operating assets and a significant market presence and analytical endorsement;
•	elimination of existing “single project” risk through exposure to Eldorado’s portfolio of high quality producing mines and near-term development projects;
•

an opportunity to enhance and accelerate development of the Perama Hill gold project through a dedicated Eldorado team with a proven track record of successfully permitting, developing and operating mines;

•	the availability of financial and technical resources to manage the Perama Hill gold project through the inevitable challenges associated with mine development, construction and operations;
•	the financial platform and flexibility to bring the Perama Hill gold project into production with no additional dilution to Frontier Pacific’s current shareholders;
•	increased financial strength, immediate cash flow from current gold production and improved access to capital; and
•	the opportunity for operational and administrative synergies between Eldorado’s gold projects in Turkey and Frontier’s Perama Hill gold project in neighboring Greece.

Full details of the offer will be included in a formal offer and the take-over bid circular to be filed with securities regulatory authorities and mailed to Frontier Pacific shareholders. Eldorado will request a shareholders’ list from Frontier Pacific today and expects to mail the offer and take-over bid circular to Frontier Pacific shareholders as soon as practical upon receipt of this list. The offer will be open for acceptance for at least 35 days following the commencement of the offer. The offer will be subject to certain conditions, including receipt of all necessary regulatory clearances, including clearances in Greece, absence of material adverse changes and acceptance of the offer by Frontier Pacific shareholders owning not less than 66 2/3% per cent of the Frontier Pacific common shares on a fully-diluted basis. Once the 66 2/3% per cent acceptance level is met, Eldorado intends, but is not required to, take steps to acquire all of the outstanding Frontier Pacific common shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier Pacific. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Eldorado’s financial advisor is Macquarie Capital Markets Canada Ltd. Its legal advisors are Borden Ladner Gervais LLP in Canada and Dorsey & Whitney LLP in the United States.

If such an offer is commenced, Eldorado will also file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which will include the offer and take-over bid circular and prospectus relating to the Frontier Pacific offer. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, once they have been mailed, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

//Paul N. Wright//

Paul N. Wright

President & Chief Executive Officer

Investor and Analyst Conference Call

You are invited to participate in an Eldorado Conference call and webcast on the offer as follows:

Monday, April 21, 2008 at 11:00 AM EDT

Toll Free (North America) 1-866-226-1799

Toronto/International: 416-641-6127

Passcode: 3259491

The call is available on webcast by visiting www.Eldorado.com and clicking on the event title under “Corporate Update”.

The Conference Call will be available for replay until April 28 by calling 1-866-305-1119 for North American Callers and 416-695-5800 for International callers. Pass code 3259491.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) . Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31.2008. Forward-looking statements herein include statements regarding the expectations and beliefs of management. Such factors included, amongst others the following: gold prEldorado volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31,2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the term “Indicated” Resources. United States investors are advised that while such term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into Mineral Reserves.

Eldorado Corporation shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@Eldoradogold.com	Web site: www.Eldoradogold.com

Request for information packages: laurelw@Eldorado.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eldorado Gold Corporation (Registrant)

Date: April 29, 2008	By:	/s/ Dawn Moss Dawn Moss, Corporate Secretary